[FILED VIA EDGAR ON FEBRUARY 16, 1996]

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                                MATRITECH, INC.
                                ---------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   576818108
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                               Lawrence A. Bowman
                        Spinnaker Technology Fund, L.P.
                      c/o SoundView Asset Management, Inc.
                               22 Gatehouse Road
                          Stamford, Connecticut 06092
                                 (203) 462-7250
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                                With a copy to:

                              David P. Falck, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York 10004-1490
                                 (212) 858-1000

                               February 9, 1996
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                  Check the following box if a fee is being paid with this
         Statement:  |_|

                            Exhibit Index on Page 10


                               Page 1 of 11 Pages

                                  SCHEDULE 13D


-----------------------------

CUSIP NO. 576818108
-----------------------------
================================================================================
  1.        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Spinnaker Technology Fund, L.P.
--------------------------------------------------------------------------------
  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3.        SEC USE ONLY

--------------------------------------------------------------------------------
  4.        SOURCE OF FUNDS

               WC
--------------------------------------------------------------------------------
  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   o

--------------------------------------------------------------------------------
  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                             7.        SOLE VOTING POWER

                                            600,000
                         -------------------------------------------------------
         NUMBER OF           8.        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                         -0-
         OWNED BY        -------------------------------------------------------
           EACH              9.        SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                          600,000
                         -------------------------------------------------------
                            10.        SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
 11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               600,000
--------------------------------------------------------------------------------
 12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           o

--------------------------------------------------------------------------------
 13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.7%
--------------------------------------------------------------------------------
 14.        TYPE OF REPORTING PERSON

               PN
================================================================================


                               Page 2 of 11 Pages

                                  SCHEDULE 13D


-----------------------------

CUSIP NO. 576818108
-----------------------------
================================================================================
  1.        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               SoundView Asset Management, Inc.
--------------------------------------------------------------------------------
  2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) o
                                                                         (b) |X|
--------------------------------------------------------------------------------
  3.        SEC USE ONLY

--------------------------------------------------------------------------------
  4.        SOURCE OF FUNDS

               AF
--------------------------------------------------------------------------------
  5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   o

--------------------------------------------------------------------------------
  6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                             7.        SOLE VOTING POWER

                                            600,000
                         -------------------------------------------------------
         NUMBER OF           8.        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                         -0-
         OWNED BY        -------------------------------------------------------
           EACH              9.        SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                          600,000
                         -------------------------------------------------------
                            10.        SHARED DISPOSITIVE POWER

                                            -0-
--------------------------------------------------------------------------------
 11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               600,000
--------------------------------------------------------------------------------
 12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        o

--------------------------------------------------------------------------------
 13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.7%
--------------------------------------------------------------------------------
 14.        TYPE OF REPORTING PERSON

               CO
================================================================================


                               Page 3 of 11 Pages

Item 1.           Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, $.01 par value per share (the "Common Stock"), of Matritech, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 763 Concord Avenue, Cambridge, Massachusetts 02138.


Item 2.           Identity and Background.

                  This Statement is being filed in connection with the Common Stock beneficially held by Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker"). Spinnaker conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902.

                  The sole general partner of Spinnaker is SoundView Asset Management, Inc., a Delaware corporation ("SoundView"), which conducts its principal business and maintains its principal office at 22 Gatehouse Road, Stamford, Connecticut 06902. All business of Spinnaker is conducted under the complete and exclusive control of SoundView. (Spinnaker and SoundView are sometimes hereinafter referred to as the "Filers").

                  Spinnaker was formed in 1994 for the principal business of providing an investment vehicle for institutional and other sophisticated investors to acquire equity interests in companies with significant potential for long-term growth in value in the technology industry. SoundView was formed in 1994 for the principal business of serving as the general partner and manager of various investment funds and portfolios.

                  The name, business address, present principal occupation or employment of each executive officer and director of SoundView is set forth in
Schedule I hereto, which is incorporated herein by reference. Each of the individuals listed in Schedule I hereto are U.S. citizens.

                  During the past five years, none of the Filers nor any of the executive officers or directors of the Filers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                               Page 4 of 11 Pages
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.


Item 4.           Purpose of Transaction.

                  Not applicable.


Item 5.           Interest in Securities of the Issuer.

                  (a) and (b) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information received from the Company. According to the Company's most recent periodical report filed under the Securities Exchange Act of 1934, as amended, as of December 31, 1995, there were 12,788,637 shares of the Common Stock issued and outstanding.

                  Since early December 1995 to the date hereof, Spinnaker sold 440,350 shares of the Common Stock in open market transactions. Currently, Spinnaker beneficially owns 600,000 shares of Common Stock, representing approximately 4.7% of the Common Stock issued and outstanding. Spinnaker has sole voting and dispositive power with respect to all Common Stock owned by it, which power is exercised by its general partner, SoundView.

                  SoundView may be deemed to beneficially own all the shares of Common Stock owned by Spinnaker by virtue of its status as sole general partner of Spinnaker. Such deemed beneficial ownership would total 600,000 shares, representing approximately 4.7% of the Common Stock issued and outstanding. SoundView disclaims beneficial ownership of such shares. SoundView may also be deemed in its capacity as general partner of Spinnaker to share the voting power and the power to direct the disposition of the shares of Common Stock owned by Spinnaker.

                  (c) Except as set forth above, none of the Filers has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) To the best knowledge of the Filers, no person other than the Filers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of shares of Common Stock.

                               Page 5 of 11 Pages

                  (e) The Filers ceased to be the beneficial owners of more than five percent of the Common Stock on February 9, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to the Securities Purchase Agreement dated as of September 28, 1995 between the Company and Spinnaker, the Company filed a registration statement under the Securities Act of 1933, as amended, covering the sale of the Common Stock held by Spinnaker. The registration statement became effective in early December, 1995.


Item 7.           Material to be Filed as Exhibits.

         Exhibit A:                 Agreement pursuant to Rule 13d-1(f)(1).

         Exhibit B:                 Securities Purchase Agreement between
                                    Matritech, Inc. and Spinnaker Technology
                                    Fund, L.P., dated September 28, 1995
                                    (incorporated by reference from Exhibit
                                    No. 10 to the Company's Current Report on
                                    Form 8-K dated September 29, 1995, File
                                    No. 0-19921).

                               Page 6 of 11 Pages

                                   SIGNATURE
                                   ---------
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 15, 1996

                                    SPINNAKER TECHNOLOGY FUND, L.P.

                                    By: SoundView Asset Management, Inc.,
                                         Its General Partner



                                        By: /s/ Lawrence A. Bowman
                                            ----------------------
                                            Lawrence A. Bowman
                                            President






                               Page 7 of 11 Pages

                                   SIGNATURE
                                   ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 15, 1996


                                    SOUNDVIEW ASSET MANAGEMENT, INC.



                                    By:  /s/ Lawrence A. Bowman
                                         ----------------------
                                         Lawrence A. Bowman
                                         President


                               Page 8 of 11 Pages

                                   SCHEDULE I

          INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS
                      OF SOUNDVIEW ASSET MANAGEMENT, INC.

DIRECTORS AND EXECUTIVE OFFICERS:


                  The following table sets forth the name, business address and present principal occupation or employment of each of the current directors and executive officers of SoundView Asset Management, Inc. All business of Spinnaker Technology Fund, L.P. is conducted under the complete and exclusive control of SoundView Asset Management, Inc., its General Partner.

                                                   PRESENT PRINCIPAL OCCUPATION
         NAME                                             OR EMPLOYMENT
         ----                                      ----------------------------


Lawrence A. Bowman                                 President and Director of
SoundView Asset Management, Inc.                   SoundView Asset Management,
22 Gatehouse Road                                  Inc.
Stamford, Connecticut 06092

Kerry Tyler                                        Secretary and Treasurer of
SoundView Asset Management, Inc.                   SoundView Asset Management,
22 Gatehouse Road                                  Inc.
Stamford, Connecticut 06092

James B. Townsend                                  Director of SoundView
SoundView Asset Management, Inc.                   Asset Management, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092


Russell D. Crabs                                   Director of SoundView
SoundView Asset Management, Inc.                   Asset Management, Inc.
22 Gatehouse Road
Stamford, Connecticut 06092












                               Page 9 of 11 Pages

                                 EXHIBIT INDEX
                                 -------------

       Exhibit                                                            Page
       Number                       Documents                            Number
       -------                      ---------                            ------

          A            Agreement pursuant to Rule 13d-1(f)(1)              11
          B            Securities Purchase Agreement between
                       Matritech, Inc. and Spinnaker Technology
                       Fund,  L.P.,  dated September 28, 1995
                       (incorporated by reference  from Exhibit
                       No. 10 to the Company's  Current Report on
                       Form 8-K dated September 29, 1995, File
                       No. 0-19921).







                              Page 10 of 11 Pages

                                                                      Exhibit A


                                   AGREEMENT

                  Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement to which this Exhibit A is attached is filed on its behalf.

Date:  February 15, 1996


SPINNAKER TECHNOLOGY FUND,
L.P.

By: SoundView Asset
Management, Inc.,
       Its General Partner


By:  /s/ Lawrence A. Bowman
    -----------------------
     Lawrence A. Bowman
     President




SOUNDVIEW ASSET MANAGEMENT,
INC.


By:  /s/ Lawrence A. Bowman
    -----------------------
     Lawrence A. Bowman
     President






                              Page 11 of 11 Pages